EXHIBIT 1

          ECI TELECOM AND MMG TO TERMINATE JOINT ACTIVITIES IN RUSSIA

             -ECI to conduct marketing and sales activity directly-

PETAH TIKVA, ISRAEL and MOSCOW, RUSSIA - September 28, 2005 - ECI Telecom Ltd. (NASDAQ: ECIL) and MMG Ltd. today announced that they have reached a mutual agreement to end their joint marketing activities in Russia. The agreement will take effect immediately. As part of the agreement, MMG's telecom sales and support teams will be joining ECI's Russian subsidiary, which will assume responsibility for sales, as well as maintenance and support services, for ECI customers in Russia.

ECI has been active in the Russian market for more than 10 years, and is a significant supplier of telecom equipment to many of the leading carriers in the territory.

Commenting on the ending of the agreement, Doron Inbar, ECI's President and CEO said, "We want to take this opportunity to thank MMG for the time they invested over a number of years in assisting ECI penetrate the Russian market.

"Russia represents a key growth market for ECI. As a result, we have now made a strategic decision to take a more direct role in our sales efforts in this growing market. We have already established a new office in Moscow, enabling us to expand our coverage and take a more hands-on approach to sales in this region."

Mark Klabin, Director of MMG, said "We have appreciated working with ECI in Russia and helping establish it as a leading telecom vendor in this territory. We look forward to remaining active in the Russian market in other areas of commerce in the future."

About ECI Telecom

ECI provides advanced telecommunications solutions to leading carriers and service providers worldwide. By translating a deep understanding of their needs into innovative, technologically advanced solutions, ECI enables its customers to increase the value of the infrastructure of their networks and reduce operating expenses. ECI's platforms provide carriers and service providers with carrier-grade solutions for easily introducing new revenue-generating services.

ECI provides innovative IP service delivery solutions to the converged telecom networks encompassing Broadband access gateways, Service Edge Routers, Optical transport, Core IP/MPLS routers, NGN VoIP and multimedia applications and services. ECI maintains a global sales, marketing and customer support network, as well as a host of strategic channel relationships worldwide.

Certain statements contained in this release may contain forward-looking information with respect to plans, projections or future performance of the Company. By their nature, forward-looking statements involve certain risks and uncertainties including, but not limited to, product and market acceptance risks, the impact of competitive pricing, product development, commercialization and technological difficulties and other risks detailed in the Company's filings with the Securities and Exchange Commission for the year ended December 31, 2004 and other filings with the Securities and Exchange Commission.

Contact: Investor Relations, ECI Telecom:
Jay Kalish, VP IR
Tel: International Access Code +(972)-3-926-6255
email: jay.kalish@ecitele.com